UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*
Electronic Game Card, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
285716106
(CUSIP Number)

David Brosgol
Trafelet & Company, LLC 590 Madison Ave, 39th Floor
New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet & Company, LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet & Company, LLC - 0 shares
	8.	Shared Voting Power** Trafelet & Company, LLC - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Trafelet & Company, LLC - 0 shares
	10.	Shared Dispositive Power** Trafelet & Company, LLC - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet & Company, LLC - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Trafelet & Company, LLC - 11.7% initially (15.3% as of the filing date) (See Item 5)
14.	Type of Reporting Person (See Instructions) Trafelet & Company, LLC - OO (Limited Liability Company)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet Capital Management, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet Capital Management, L.P. - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet Capital Management, L.P. - 0 shares
	8.	Shared Voting Power** Trafelet Capital Management, L.P. - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Trafelet Capital Management, L.P. - 0 shares
	10.	Shared Dispositive Power** Trafelet Capital Management, L.P. - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet Capital Management, L.P. - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Trafelet Capital Management, L.P. - 11.7% initially (15.3% as of the filing date) (See Item 5)
14.	Type of Reporting Person (See Instructions) Trafelet Capital Management, L.P. - OO (Limited Partnership)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company Advisors, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet & Company Advisors, LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet & Company Advisors, LLC - 0 shares
	8.	Shared Voting Power** Trafelet & Company Advisors, LLC - 1,296,000 shares initially (3,748,375 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Trafelet & Company Advisors, LLC - 0 shares
	10.	Shared Dispositive Power** Trafelet & Company Advisors, LLC - 1,296,000 shares initially (3,748,375 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet & Company Advisors, LLC - 1,296,000 shares initially (3,748,375 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Trafelet & Company Advisors, LLC - 5.6% initially (7.2% as of the filing date) (See Item 5)
14.	Type of Reporting Person (See Instructions) Trafelet & Company Advisors, LLC - OO (Limited Liability Company)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Institutional, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delta Institutional, L.P. - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Delta Institutional, L.P. - 0 shares
	8.	Shared Voting Power** Delta Institutional, L.P.- 1,104,000 shares initially (3,193,101 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Delta Institutional, L.P.- 0 shares
	10.	Shared Dispositive Power** Delta Institutional, L.P.- 1,104,000 shares initially (3,193,101 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Delta Institutional, L.P.- 1,104,000 shares initially (3,193,101 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Delta Institutional, L.P.- 4.8% initially (6.1% as of the filing date) (See Item 5)
14.	Type of Reporting Person (See Instructions) Delta Institutional, L.P. - OO (Limited Partnership)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Offshore, Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delta Offshore, Ltd. - Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Delta Offshore, Ltd. - 0 shares
	8.	Shared Voting Power** Delta Offshore, Ltd. - 1,440,000 shares initially (0 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Delta Offshore, Ltd. - 0 shares
	10.	Shared Dispositive Power** Delta Offshore, Ltd. - 1,440,000 shares initially (0 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Delta Offshore, Ltd. - 1,440,000 shares initially (0 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Delta Offshore, Ltd. - 6.2% initially (0% as of the filing date) (See Item 5)

14.	Type of Reporting Person (See Instructions) Delta Offshore, Ltd. - CO

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Offshore Master, Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delta Offshore Master, Ltd. - Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Delta Offshore Master, Ltd. - 0 shares
	8.	Shared Voting Power** Delta Offshore Master, Ltd. - 0 shares initially (4,164,505 as of the filing date (See Item 5)
	9.	Sole Dispositive Power** Delta Offshore Master, Ltd. - 0 shares
	10.	Shared Dispositive Power** Delta Offshore Master, Ltd. - 0 shares initially (4,164,505 as of the filing date (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Delta Offshore Master, Ltd. - 0 shares initially (4,164,505 as of the filing date (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Delta Offshore Master, Ltd. - 0% initially (7.9% as of the filing date) (See Item 5)

14.	Type of Reporting Person (See Instructions) Delta Offshore Master, Ltd. - CO

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Remy Trafelet
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Remy Trafelet - United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Remy Trafelet - 0 shares
	8.	Shared Voting Power** Remy Trafelet - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
	9.	Sole Dispositive Power** Remy Trafelet - 0 shares
	10.	Shared Dispositive Power** Remy Trafelet - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Remy Trafelet - 2,880,000 shares initially (8,329,333 as of the filing date) (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Remy Trafelet - 11.7% initially (5.3% as of the filing date) (See Item 5)
14.		Type of Reporting Person (See Instructions) Remy Trafelet - IN

CUSIP No. 285716106

Item 1.	Security and Issuer

Title of Class of Equity Securities: This statement relates to certain shares of common stock, par value $0.001 per share ("Shares"), of Electronic Game Card, Inc. (the "Issuer"), a Nevada corporation with principal offices at 712 5th Avenue, 19th Floor, New York, NY 10019.

Item 2.	Identity and Background

(a) The names of the Reporting Persons filing this statement are Trafelet & Company, LLC (Trafelet & Co.), Trafelet Capital Management, L.P. (TCM), Trafelet & Company Advisors, LLC (Trafelet Advisors, collectively the Trafelet Entities), Delta Institutional, L.P. (Delta Institutional), Delta Offshore, Ltd. (Delta Offshore), Delta Offshore Master, Ltd. (Delta Offshore Master) and Remy Trafelet. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Trafelet & Co., LLC, 590 Madison Ave, 39th Floor, New York, NY, 10022.

(c) Delta Institutional is a Delaware limited partnership and Delta Offshore and Delta Offshore Master are Cayman Islands exempted companies each formed for the purpose of making investments. The principal business of Trafelet Advisors is serving as the general partner of Delta Institutional and certain other private investment funds. The principal business of TCM is providing investment management services to Delta Institutional, Delta Offshore, Delta Offshore Master and certain other private investment funds. The principal business of Trafelet & Co. is serving as general partner of TCM. Mr. Trafelet's principal occupation is serving as managing member of investment management companies and related entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trafelet & Co. is a Delaware limited liability company. TCM is a Delaware limited partnership. Trafelet Advisors is a Delaware limited liability company. Delta Institutional is a Delaware limited partnership. Delta Offshore and Delta Offshore Master are Cayman Islands exempted companies. Mr. Trafelet is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On March 24, 2005, (i) Delta Institutional purchased Notes (as defined below) having an aggregate principal face value of $1,104,000 and, in connection therewith, also received 23 Warrants (as defined below) which, including conversion of the Notes, are convertible into an aggregate of 1,104,000 Shares, (ii) Delta Offshore purchased Notes having an aggregate principal face value of $1,440,000 and, in connection therewith, also received 30 Warrants which, including conversion of the Notes, are convertible into an aggregate of 1,440,000 Shares at an initial exercise price of $1.85 per Share and (iii) other private investment funds over which Mr. Trafelet ultimately has voting and/or investment control purchased Notes having an aggregate principal face value of $336,000 and, in connection therewith, also received 7 Warrants which, including conversion of the Notes, are convertible into 336,000 Shares at an initial exercise price of $1.85 per Share. In each case, conversion of the Notes and Warrants was subject to adjustment in accordance with antidilution provisions.

As described below, the Reporting Persons have received additional securities of the Issuer without any action on the part of the Reporting Persons, pursuant to the terms of agreements entered into as of March 24, 2005. None of the Reporting Persons has paid any additional consideration for any such securities.

As described in Item 5 below, the Trafelet Entities and Mr. Trafelet beneficially own Shares held by Delta Institutional, Delta Offshore Master and/or such other private investment funds. Delta Institutional, Delta Offshore and each such other private investment funds used their own assets to purchase such Notes and Warrants, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.	Purpose of Transaction

The Reporting Persons did not have at the time of purchase, and do not currently have, any intention of acting with the purpose or effect of changing or influencing the control of the Issuer.

From time to time, however, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer's securities. The Reporting Persons' decisions and actions with respect to such possibilities may depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Each of the reporting persons initially acquired beneficial ownership of Shares through purchases of 6% convertible promissory notes (the Notes) and warrants (the Warrants) on March 24, 2005. As of the dates indicated below, the Reporting Persons received additional Notes and Shares for no additional consideration as penalty payments according to the terms of the agreements entered into with the Issuer in connection with the initial purchase of Notes and Warrants. The following tables list the beneficial ownership of the Shares by the Reporting Persons as of the dates such ownership was obtained and as of the filing date:

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the transaction date)				% OWNERSHIP
			Notes(1)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	3/24/05	See footnote (1)	1,920,000	960,000	0	2,880,000	11.7%
TCM(7)	3/24/05	See footnote (1)	0	0	0	0	0%
Trafelet Advisors	3/24/05	See footnote (1)	864,000	432,000	0	1,296,000	5.6%
Delta Institutional	3/24/05	See footnote (1)	736,000	368,000	0	1,104,000	4.8%
Delta Offshore(7)	3/24/05	See footnote (1)	960,000	480,000	0	1,440,000	6.2%
Delta Offshore Master(7)	3/24/05	See footnote (1)	0	0	0	0	0%
Remy Trafelet	3/24/05	See footnote (1)	1,920,000	960,000	0	2,880,000	11.7%

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the transaction date)				% OWNERSHIP
			Notes(1)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	4/6/05	See footnote (2)	2,036,926	960,000	0	2,996,926	12.1%
TCM(7)	4/6/05	See footnote (2)	0	0	0	0	0%
Trafelet Advisors	4/6/05	See footnote (2)	916,616	432,000	0	1,348,616	5.8%
Delta Institutional	4/6/05	See footnote (2)	780,822	368,000	0	1,148,822	5.0%
Delta Offshore(7)	4/6/05	See footnote (2)	1,018,464	480,000	0	1,498,464	6.5%
Delta Offshore Master(7)	4/6/05	See footnote (2)	0	0	0	0	0%
Remy Trafelet	4/6/05	See footnote (2)	2,036,926	960,000	0	2,996,926	12.1%

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the transaction date)				% OWNERSHIP
			Notes(1)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	4/13/06	See footnote (3)	2,036,926	960,000	488,835	3,485,761	12.3%
TCM(7)	4/13/06	See footnote (3)	0	0	0	0	0%
Trafelet Advisors	4/13/06	See footnote (3)	916,616	432,000	200,773	1,549,389	5.8%
Delta Institutional	4/13/06	See footnote (3)	780,822	368,000	200,773	1,349,595	5.1%
Delta Offshore(7)	4/13/06	See footnote (3)	1,018,464	480,000	261,878	1,760,342	6.6%
Delta Offshore Master(7)	4/13/06	See footnote (3)	0	0	0	0	0%
Remy Trafelet	4/13/06	See footnote (3)	2,036,926	960,000	488,835	3,485,761	12.3%

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the transaction date)				% OWNERSHIP
			Notes(1)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	6/14/06	See footnote (4)	2,036,926	960,000	741,075	3,738,001	12.8%
TCM(7)	6/14/06	See footnote (4)	0	0	0	0	0%
Trafelet Advisors	6/14/06	See footnote (4)	916,616	432,000	333,484	1,682,100	6.1%
Delta Institutional	6/14/06	See footnote (4)	780,822	368,000	284,801	1,433,623	5.3%
Delta Offshore(7)	6/14/06	See footnote (4)	1,018,464	480,000	370,541	1,869,005	6.8%
Delta Offshore Master(7)	6/14/06	See footnote (4)	0	0	0	0	0%
Remy Trafelet	6/14/06	See footnote (4)	2,036,926	960,000	741,075	3,738,001	12.8%

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the transaction date)				% OWNERSHIP
			Series A Shares (6)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	11/29/06	See footnotes (5), (6)	2,851,686	960,000	4,517,647	8,329,333	27.2%
TCM(7)	11/29/06	See footnotes (5), (6)	0	0	0	0	0%
Trafelet Advisors	11/29/06	See footnotes (5), (6)	1,283,423	432,000	2,032,952	3,748,375	13.3%
Delta Institutional	11/29/06	See footnotes (5), (6)	1,093,330	368,000	1,731,771	3,193,101	11.3%
Delta Offshore(7)	11/29/06	See footnotes (5), (6)	1,425,694	480,000	2,258,811	4,164,505	14.5%
Delta Offshore Master(7)	11/29/06	See footnotes (5), (6)	0	0	0	0	0%
Remy Trafelet	11/29/06	See footnotes (5), (6)	2,851,686	960,000	4,517,647	8,329,333	27.2%

REPORTING PERSON	DATE	TRANSACTION	TOTAL HOLDINGS (as of the date of filing)				% OWNERSHIP
			Series A Shares (6)	Warrants(1)	Shares of Common Stock	Total Shares of Common Stock (as converted)
Trafelet & Company(7)	currently	See footnote (8)	2,851,686	960,000	4,517,647	8,329,333	15.3%
TCM(7)	currently	See footnote (8)	2,851,686	960,000	4,517,647	8,329,333	15.3%
Trafelet Advisors	currently	See footnote (8)	1,283,423	432,000	2,032,952	3,748,375	7.2%
Delta Institutional	currently	See footnote (8)	1,093,330	368,000	1,731,771	3,193,101	6.1%
Delta Offshore(7)	currently	See footnote (8)	1,425,694	480,000	2,258,811	4,164,505	7.9%
Delta Offshore Master(7)	currently	See footnote (8)	1,425,694	480,000	2,258,811	4,164,505	7.9%
Remy Trafelet	currently	See footnote (8)	2,851,686	960,000	4,517,647	8,329,333	15.3%

____________________________________________________________________________________________________

FOOTNOTES:

(1) Initial purchase of Notes and Warrants, as described in Item 3 above. As of their issuance, the Notes, together with any accrued interest, were convertible without additional payment of any kind (either directly or indirectly through conversion into convertible preferred shares that are convertible into Common Stock) into shares of Common Stock of the Issuer at an effective conversion price of $1.50 per share, subject to automatic adjustment in accordance with antidilution provisions of the Notes. The number of shares reported as beneficially owned is based on the aggregate principal face amount of Notes beneficially owned by each Reporting Person as of the date of the acquisition, without accounting for subsequent accruing interest. Each warrant is exercisable immediately and had an exercise price of $1.85 per share, which was later modified as described in Footnote 5 below. The warrants expire on March 24, 2010. The Warrants are expressed in terms of the number of Shares into which they are exercisable.

(2) Delta Institutional, Delta Offshore and certain other private investment vehicles of which one or more of the Trafelet Entities serve as general partner and/or investment manager received additional Notes for no additional consideration as a penalty payment under the terms of the agreements entered into as of March 24, 2005.

(3) Delta Institutional, Delta Offshore and certain other private investment vehicles of which one or more of the Trafelet Entities serve as general partner and/or investment manager received Shares as a penalty payment for no additional consideration under the terms of the agreements entered into as of March 24, 2005.

(4) Delta Institutional, Delta Offshore and certain other private investment vehicles of which one or more of the Trafelet Entities serve as general partner and/or investment manager received 83,308, 108,663 and 60,269 additional Shares, respectively, as a penalty payment for no additional consideration under the terms of the agreements entered into as of March 24, 2005.

(5) Delta Institutional, Delta Offshore and certain other private investment vehicles of which one or more of the Trafelet Entities serve as general partner and/or investment manager received Series A Convertible Redeemable Preferred Stock (the Series A Shares) in exchange for the Notes without any action on the part of the Reporting Persons in connection with a transaction that was approved by holders of majority in interest of the Notes and Warrants. As part of the same transaction, the exercise price of the Warrants was reduced from $1.85 per share to $0.50 per share. The reduction of the exercise price was effected without any action on the part of the Reporting Persons.

(6) Delta Institutional, Delta Offshore and certain other private investment vehicles of which one or more of the Trafelet Entities serve as general partner and/or investment manager received 1,447,690, 1,888,270 and 440,612 additional Shares as a penalty payment under the terms of the Notes.

(7) Neither TCM nor Delta Offshore Master had yet been formed as of March 24, 2005. Trafelet & Company served as the investment manager to the private investment vehicles described below until January 1, 2007. On such date, TCM, a Delaware limited partnership, became the investment manager to such private investment vehicles and Trafelet & Company became the general partner of TCM. Accordingly, Trafelet & Company may be deemed to beneficially own the shares reported herein over which TCM exercises investment discretion as investment manager. Delta Offshore Master was formed in the Cayman Islands as an exempted company on July 1, 2007. Upon formation, Delta Offshore assigned all of its beneficial ownership to Delta Offshore Master. Delta Offshore Master currently holds the securities reported herein in its accounts. Accordingly, Delta Offshore may be deemed to beneficially own the shares reported herein as owned directly by Delta Offshore Master.

(8) There has been no acquisition or disposal of Shares by the Reporting Persons other than the transactions reported. However, according to the Issuer's public filings, the number of outstanding Shares has increased considerably since the last transaction reported above. These figures represent the current holdings of the Reporting Persons.

TCM serves as the investment manager to Delta Institutional, Delta Offshore, Delta Offshore Master and certain other private investment vehicles. Trafelet & Company serves as the general partner of TCM and Remy Trafelet serves as the managing member of Trafelet & Company. Trafelet Advisors serves as the general partner to Delta Institutional and certain other private investment vehicles. Remy Trafelet serves as the managing member of Trafelet Advisors.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

__________________________________________________________________________________________

(c) See (a) and (b) above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of Delta Institutional, Delta Offshore Master and the other private investment funds for which the Trafelet Entities serves as general partner and/or investment manager purchased the Notes in a private transaction. The terms of the private transaction were included in a Securities Purchase Agreement, Registration Rights Agreement, Form of Investor Note, Form of Warrant and Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, copies of which have been previously filed by the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.1	Agreement, dated as of July 18, 2008, by and among Trafelet & Company, TCM, Trafelet Advisors, Delta Institutional, Delta Offshore, Delta Offshore Master and Remy Trafelet.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2008

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

                                                                                                        By: /s/ Remy Trafelet
                                                                                                        Remy Trafelet, Managing Member

DELTA INSTITUTIONAL, L.P.

By: Trafelet & Company Advisors, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA OFFSHORE, LTD.

By: Trafelet Capital Management

its Investment Manager

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA OFFSHORE MASTER, LTD.

By: Trafelet Capital Management

its Investment Manager

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

                                                                                                        By: /s/ Remy Trafelet

Remy Trafelet, Individually

Exhibit 7.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 18, 2008, is by and among Trafelet & Company, LLC, Trafelet Capital Management, L.P., Trafelet & Company Advisors, LLC, Delta Institutional, L.P., Delta Offshore, Ltd., Delta Offshore Master Ltd., and Remy Trafelet (collectively, the "Filers").

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) with respect to Shares of Common Stock of Electronic Game Card, Inc. on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

                                                                                                        By:  /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA INSTITUTIONAL, L.P.

By: Trafelet & Company Advisors, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA OFFSHORE, LTD.

By: Trafelet Capital Management

its Investment Manager

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA OFFSHORE MASTER, LTD.

By: Trafelet Capital Management

its Investment Manager

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

                                                                                                        By: /s/ Remy Trafelet

Remy Trafelet, Individually